Exhibit 99.1

OKYO Pharma Receives $1.9 Million in Non-Dilutive Funding to Accelerate Development of Urcosimod for Neuropathic Corneal Pain

London and New York, NY, July 17, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod to treat neuropathic corneal pain (NCP), an ocular condition associated with chronic and often severe nerve-related pain but without an FDA-approved therapy, today announced it has received $1.9 million in non-dilutive funding to support its ongoing research and development programs. The funding will specifically accelerate the clinical development of urcosimod, OKYO’s lead drug candidate for the treatment of Neuropathic Corneal Pain (NCP) — a severely debilitating ocular condition with no FDA-approved treatments.

This non-dilutive capital strengthens OKYO Pharma’s ability to execute on its development strategy without impacting existing shareholder equity. The funds will be used to advance key clinical milestones, expand R&D efforts, and build momentum behind urcosimod’s regulatory pathway.

“This non-dilutive funding is a significant milestone for OKYO Pharma and allows the company to drive innovation and accelerate solutions that could improve patient outcomes,” said Gary S. Jacob, PhD, CEO of OKYO Pharma. “Neuropathic Corneal Pain is a devastating and underdiagnosed condition with no approved therapies. These funds allow us to aggressively pursue our mission of bringing urcosimod to patients who desperately need relief, without diluting shareholder value. It’s an exciting step forward for our company and for the field of ocular pain treatment.”

The infusion of non-dilutive funding underscores OKYO Pharma’s commitment to maintaining fiscal responsibility while pursuing transformative therapies that address critical unmet medical needs.

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating ocular diseases. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the efficacy of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and just completed a randomized, placebo-controlled, double-masked Phase 2 trial of urcosimod to treat neuropathic corneal pain.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. A Phase 2 trial of urcosimod to treat neuropathic corneal pain patients was just completed by OKYO.

For further information, please visit www.okyopharma.com.

Inquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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